One Williams Center
P.O. Box 3102, MD 38-8
Tulsa, OK 74101-3102
(539) 573 - 2164

July 10, 2012

Via U.S. Mail

Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:       Apco Oil and Gas International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on February 29, 2012
File No. 0-08933

Dear Mr. Horowitz:

On behalf of Apco Oil and Gas International Inc. (the “Company”), a Cayman Islands company, set forth below is our response to the three comments by the staff of the Division of Corporation Finance received by letter dated May 29, 2012:

Form 10-K for Fiscal Year Ended December 31, 2011

Oil and Natural Gas Reserves

Preparation of Reserves Estimates, page 3

1.
We note your disclosure stating that it is the opinion of Ralph E. Davis Associates, Inc. that the estimates of your proved reserves were prepared in accordance with generally accepted petroleum engineering and evaluation principles.  While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such practices that are “generally accepted petroleum engineering principles.”  Please explain the basis for concluding that such principles have been sufficiently established or confirm that you will remove this statement from future Exchange Act filings.

Response:

We will revise future Exchange Act filings by replacing this sentence (appearing on page 3 of our 2011 Annual Report on Form 10-K):

“...have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.”

with this sentence:

“The Company’s estimate of proved reserves has been determined using methods and procedures widely accepted within the industry and that are believed to be appropriate for the purpose of estimating the Company’s proved reserves included in this report.  The Davis audit was performed in accordance with methods and procedures set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.”

Proved Undeveloped Reserves, page 4

2.
We note your disclosure stating that all locations comprising your remaining proved undeveloped (“PUD”) reserves are forecast to be drilled by 2016.  Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please tell us the number of locations scheduled for development beyond five years from the date of booking as well as the PUD reserves attributed to them.

Response:

In accordance with Rule 4-10(a)(31)(ii) of Regulation S-X we have a development plan to drill all wells classified as proved undeveloped within the next five years.  To make this clear, we will revise future Exchange Act filings by replacing this sentence (appearing on page 4 of our 2011 Annual Report on Form 10-K):

“All locations comprising our remaining proved and undeveloped reserves are forecast to be drilled by 2016;”

with this sentence:

“All locations comprising our remaining proved undeveloped reserves are forecast to be drilled within the next five years in accordance with the Company’s adopted development plan.”

3.
We note you converted your proved undeveloped (“PUD”) reserves to proved developed reserves at a rate of 16% in 2011, 19% in 2010 and 15% in 2009.  Given your recent conversion rates, please tell us about your development plans in sufficient detail to explain how you intend to convert your PUD reserves within five years from booking. In addition, please revise your disclosure to comply with Items 1203(b) and 1203(c) of Regulation S-K. Specifically, please provide more detail regarding the material changes in proved undeveloped reserves that occurred during the year and describe investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves.

Response:
Our development plan for drilling scheduled proved undeveloped wells includes the drilling of 166 gross wells before the end of 2016, at an estimated cost, net to the Company, of $209 million.  As stated in the paragraph titled “Proved Undeveloped Reserves”, on page 4 of our 2011 Annual Report on Form 10-K, 25 percent of these wells (or 42 gross wells), are expected to be drilled during 2012. For the staff’s additional information, we inform you that by June 30, 2012, we have drilled or commenced drilling 16 gross proved undeveloped wells and completed and placed on production 5 gross proved undeveloped wells that spud in late 2011.

In accordance with Item 1203(b) of Regulation S-K, we will enhance future Exchange Act filings by introducing a table, similar to the one below, that reconciles our beginning and end of year balances in estimates of proved undeveloped reserves:

MMBOE
Estimated Proved Undeveloped Reserves at 12-31-2010	18.0
PUD’s converted to PDP’s during 2011	(3.0)
Additional PUD’s added during 2011	4.1
Revisions of previous estimates	(1.9)
Estimated Proved Undeveloped reserves at 12-31-2011	17.2

In accordance with Item 1203(c) of Regulation S-K, we will enhance future Exchange Act filings by introducing language similar to that presented below, which discusses investments and progress made during the year toward converting proved undeveloped reserves to proved developed reserves, including but not limited to capital expenditures:

”During 2011, the Company’s progress toward converting proved undeveloped reserves to proved developed reserves included the drilling and completion of 30 gross proved undeveloped wells at a total net capital cost to the Company of $37 million.”

End of Response

We plan to make the additional disclosures or changes as outlined above beginning with the Company’s 2012 Form 10-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the request, please contact me at (539) 573-1616 or by fax (539) 573-3082.

Sincerely,

/s/ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer